SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.    Description
No. 1          Dividend Declaration announcement released on 17 September 2003
No. 2          Director Shareholding announcement released on 24 September 2003
No. 3          Director Shareholding announcement released on 25 September 2003
No. 4          Director Shareholding announcement released on 25 September 2003
No. 5          Holding(s) in Company announcement released on 26 September 2003

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Exhibit No. 1

17 September 2003



                               THE RANK GROUP Plc

                                 Dividend Dates


Following the announcement on 5 September 2003 of an interim dividend payment of 4.6p per Ordinary share, the relevant dividend dates are as follows:

Ex-dividend date:      17 September 2003

Record date:           19 September 2003

Payment date:          17 October 2003

                                     -ends-



Enquiries:

The Rank Group Plc

Clare Duffill

020 7706 1111


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Exhibit No. 2

                             THE RANK GROUP Plc

               The Rank Group Employee Benefit Trust ("the Trust")

The Trustee of the Trust, established under a Trust Deed dated 4th October 1996, has acquired 500,000 Ordinary shares in The Rank Group Plc for 268.35 pence per share on 23rd September 2003, in order to meet part of its anticipated future requirements for all participating employees under the Company's long term incentive plan.

As the Trust is a discretionary trust, all executive directors of The Rank Group Plc are deemed to be interested in the shares held by the Trust. We therefore advise you that the executive directors of the Company, being members of the class of potential beneficiaries, are now interested in a total of 2,752,076 Ordinary shares of 10 pence each in the Company held by the Trustee.

                                        -ends-

Enquiries:
The Rank Group Plc
Charles Cormick, Company Secretary
020 7706 1111


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Exhibit No. 3

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Rank Group Plc

2. Name of director
Mike Smith

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Director

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Acquisition of Shares following exercise of executive share option

7. Number of shares / amount of stock acquired
30,000

8. Percentage of issued class
Not Significant

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares

12. Price per share
226.25p (exercise price of option)

13. Date of transaction
25 September 2003

14. Date company informed
25 September 2003

15. Total holding following this notification
300,000 shares of 10p each

16. Total percentage holding of issued class following this notification Not significant

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Charles Cormick 020 7535 8012

25. Name and signature of authorised company official responsible for making this notification
Charles Cormick

Date of Notification
25 September 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 4

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Rank Group Plc

2. Name of director
Alun Cathcart

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Greenwood Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Acquisition of Shares

7. Number of shares / amount of stock acquired
25,000

8. Percentage of issued class
Not Significant

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares

12. Price per share
264.5p

13. Date of transaction
25 September 2003

14. Date Company informed
25 September 2003

15. Total holding following this notification
100,000 shares of 10p each

16. Total percentage holding of issued class following this notification Not significant

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Charles Cormick 020 7535 8012

25. Name and signature of authorised company official responsible for making this notification
Charles Cormick

Date of Notification
25 September 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 5

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 219,588 shares HSBC Global Custody Nominee (UK) Ltd A/c 887711 - 340,205 shares HSBC Global Custody Nominee (UK) Ltd A/c 886603 - 2,900,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,655,123 shares HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 160,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 14,548,959 shares HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 78,077 shares HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 50,800 shares HSBC Global Custody Nominee (UK) Ltd A/c 916681 - 31,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 560,024 shares HSBC Global Custody Nominee (UK) Ltd A/c 361602 - 20,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 1,225,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 716,686 shares HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 54,862 shares HSBC Global Custody Nominee (UK) Ltd A/c 824434 - 22,113 shares

5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security

Ordinary 10p Share

10. Date of transaction

24 September 2003

11. Date Company informed

26 September 2003

12. Total holding following this notification

23,582,437

13. Total percentage holding of issued class following this notification

3.96%

14. Any additional information


15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

26 September 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  29 September 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary